UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]          Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010

OR

[  ]           Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _________________

Commission File Number:  0-21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.
2002 Papa John’s Boulevard
Louisville, Kentucky  40299-2367
(502) 261-7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Schedule

Years ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

401(k) Plan Committee
Papa John’s International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy Chilton Medley LLP

Louisville, Kentucky
June 24, 2011

Papa John's International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets
Investments at fair value:
Papa John's International, Inc. common stock	$1,202,049	$1,002,489
Mutual funds	6,839,500	8,404,336
Pooled separate accounts	17,295,350	10,787,707
Common collective trust	2,057,479	1,973,029
Total investments	27,394,378	22,167,561

Receivables:
Contributions receivable from participants	-	880,016
Contributions receivable from employer	-	576,975
Notes receivable from participants	1,118,698	872,482
Total receivables	1,118,698	2,329,473

Net assets available for benefits at fair value	28,513,076	24,497,034

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(41,182)	(13,243)
Net assets available for benefits	$28,471,894	$24,483,791

See accompanying notes.

Papa John's International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2010	2009

Additions (deductions):
Investment income:
Net appreciation in fair value of investments	$3,308,211	$4,864,989
Interest and dividend income	208,360	190,939
Total investment income	3,516,571	5,055,928

Contributions:
Participant	2,375,485	3,255,847
Rollover	315,703	118,665
Employer	340	577,140
Total contributions	2,691,528	3,951,652

Benefits paid to participants	(2,118,640)	(3,268,918)
Administrative fees	(101,356)	(14,156)
Net increase	3,988,103	5,724,506
Net assets available for benefits at beginning of year	24,483,791	18,759,285
Net assets available for benefits at end of year	$28,471,894	$24,483,791

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.  Description of Plan

The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General
Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan is a defined contribution plan available to all eligible employees of the Company and its subsidiaries, who have attained the age of twenty-one and have completed one year of service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions
Participants may voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan. Participant contributions are subject to Internal Revenue Code (“IRC”) limits. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. During 2009, the Company contributed, to participants actively employed on the last day of the Plan year, an amount equal to 35 cents for every dollar contributed by the participants up to a maximum of the first 6 percent of the participants’ eligible compensation contributed to the Plan. There were no Company contributions allocated for the 2010 plan year.

Participant Accounts
All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the accounts are invested.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

Vesting
Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions and related earnings vest subject to a five-year graded vesting schedule which is based on years of vesting service. To receive vesting service for a Plan year, a participant must have completed at least 1,000 hours of service during the Plan year.

Payment of Benefits
Vested account balances are payable upon retirement, death or disability, or termination of employment. In-service distributions are also permitted upon meeting certain requirements as defined by the Plan.

Notes Receivable from Participants
Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prevailing market rate at the time of the loan.

Forfeitures
Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. Forfeited amounts approximated $24,000 and $53,000 at December 31, 2010 and December 31, 2009, respectively. Forfeitures totaling $53,000 were used to reduce the amount of the employer matching contributions receivable as of December 31, 2009.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

Wrap Transfer from Nonqualified Deferred Compensation Plan
Effective January 1, 2008, a 401(k) wrap transfer provision was added to the Nonqualified Deferred Compensation (“NQDC”) Plan which required all eligible participants of the NQDC Plan who wanted to participate in the Plan to make their 401(k) deferral election in conjunction with their deferral election under the NQDC Plan. Participants who contributed to the NQDC Plan during the Plan year and elected the 401(k) wrap transfer provision had elective deferrals in an amount not to exceed the maximum allowable percentage of their eligible compensation, as determined by annual nondiscrimination testing, transferred from their NQDC Plan account to their Plan account. The amounts ineligible for transfer, including annual incentive deferrals, the balance of the non-transferred deferrals and the gains and losses on all elective deferrals, remained in the NQDC Plan. Elective deferrals to be transferred totaled $841,343 for the 2009 Plan year, and are included in the Statement of Net Assets Available for Benefits as a contribution receivable. These amounts were subsequently transferred in January 2010.

Effective January 1, 2010, the Plan was amended to restrict highly compensated employees, as defined, from deferring contributions to the Plan. Due to this change, the wrap transfer provisions are no longer applicable beginning with the 2010 Plan year.

Administrative Expenses
Prior to January 1, 2010, the Company paid certain Plan administrative expenses. Effective January 1, 2010, the Plan began paying these expenses.

2.  Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Contributions
Contributions from participants are recorded when the Company makes payroll deductions. Those contributions from participants in the NQDC Plan were transferred into the Plan as soon as administratively feasible following the completion of required nondiscrimination testing. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value (see Note 3).  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined-contribution plan are required to be reported at fair value, even though contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in a stable value fund with Principal Life Insurance Company (“Principal”), which is a benefit-responsive investment contract, held in a common collective trust fund.  As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that reaffirmed that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. It also emphasized the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. This guidance was effective for periods ending after June 15, 2009. The adoption did not have a material impact on the Plan's financial statements.

In September 2009, the FASB issued guidance which provided a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, and pooled separate accounts). This guidance also required additional disclosures of the attributes of these investments. The guidance was effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan's financial statements.

In January 2010, the FASB issued guidance which expands the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance was effective for periods beginning after December 15, 2009 except for (ii) above which was effective for fiscal years beginning after December 15, 2010. The Plan has adopted this guidance for the 2010 Plan year with no material impact on the Plan’s financial statements.

In September 2010, the FASB issued guidance requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The Plan has adopted this guidance for the 2010 Plan year reclassifying participant loans as noted.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Subsequent Events
Subsequent events for the Plan have been considered through the date of the Independent Auditor’s Report, which represents the date the financial statements were available to be issued.

3.  Fair Value

The Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three-tier fair value hierarchy includes the following categories:

●
Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
●
Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.   Fair Value (continued)

The Plan’s investments measured at fair value on a recurring basis were as follows as of December 31, 2010:

	December 31, 2010
	Fair Value Measurements
Description	Level 1	Level 2	Level 3	Total

Papa John’s International, Inc. common stock	$1,202,049	$-	$-	$1,202,049
Mutual funds:
Large U.S. equity	2,551,030	-	-	2,551,030
Small U.S. equity	1,518,828	-	-	1,518,828
Fixed Income	2,769,642	-	-	2,769,642
Pooled separate accounts:
Large U.S. equity	-	4,357,870	-	4,357,870
Mid U.S. equity	-	3,106,702	-	3,106,702
Small U.S. equity	-	290,847	-	290,847
International equity	-	2,586,377	-	2,586,377
Balanced / Asset Allocation	-	6,953,554	-	6,953,554
Common collective trust	-	2,057,479	-	2,057,479
Total investments	$8,041,549	$19,352,829	$-	$27,394,378

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.   Fair Value (continued)

The Plan’s investments measured at fair value on a recurring basis were as follows as of December 31, 2009:

	December 31, 2009
	Fair Value Measurements
Description	Level 1	Level 2	Level 3	Total

Papa John’s International, Inc. common stock	$1,002,489	$-	$-	$1,002,489
Mutual funds:
Large U.S. equity	5,623,788	-	-	5,623,788
Mid U.S. equity	546,070	-	-	546,070
Small U.S. equity	229,662	-	-	229,662
Fixed Income	2,004,816	-	-	2,004,816
Pooled separate accounts:
Large U.S. equity	-	282,925	-	282,925
Mid U.S. equity	-	1,832,564	-	1,832,564
Small U.S. equity	-	1,100,397	-	1,100,397
International equity	-	2,236,003	-	2,236,003
Balanced / Asset Allocation	-	5,335,818	-	5,335,818
Common collective trust	-	1,973,029	-	1,973,029
Total investments	$9,406,825	$12,760,736	$-	$22,167,561

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3.   Fair Value (continued)

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Papa John’s International, Inc. common stock:
Papa John’s International, Inc. common stock is traded on The NASDAQ Global Select Market tier of The NASDAQ Stock Market under the symbol PZZA. The common stock is valued at its quoted market price at the daily close of NASDAQ on the last business day of the Plan year and is classified as a Level 1 investment.

Mutual funds:
Mutual funds are valued at quoted market prices in an exchange and active market and are classified as Level 1 investments.

Pooled separate accounts:
Pooled separate accounts are stated at fair value as determined by observable Level 1 quoted pricing inputs or by quoted prices for similar assets in active or non-active markets. While some pooled separate accounts may have publicly quoted pricing inputs (Level 1), the account values of separate accounts are not publicly quoted and are therefore classified as Level 2 investments.

Common collective trust:
The stable value fund, held in a common collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The stable value fund allows for earnings stability regardless of the volatility of the financial markets and is recorded in the accompanying financial statements at fair value. Fair value represents quoted market prices for synthetic GICs, while the fair value of conventional GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of December 31, 2010 and December 31, 2009. The common collective trust is classified as a Level 2 investment.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4.   Investments

The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value during the years as follows:

	December 31,
	2010	2009

Common stock	$182,223	$227,041
Mutual funds	517,020	2,171,383
Pooled separate accounts	2,571,083	2,428,234
Common collective trust	37,885	38,331
Net appreciation in fair value of investments	$3,308,211	$4,864,989

Individual investments that represent 5 percent or more of the Plan’s net assets are as follows:

	December 31,
	2010	2009
Mutual funds:
American Funds Growth Fund of America	$2,085,265	$1,921,118
Neuberger Berman Partners Advantage Fund	-	3,350,198
Pooled separate accounts:
Principal Capital Appreciation Separate Account	3,921,948	-
Principal LifeTime 2030 Separate Account	2,799,379	2,158,880
Principal Mid-Cap Growth Separate Account	1,977,387	1,530,203
Principal Diversified International Separate Account	1,731,646	1,482,071
Common collective trust:
Principal Stable Value Fund	2,057,479	1,973,029

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5.   Tax Status

Prior to January 1, 2009, the Plan had adopted a Non-Standardized Prototype Plan Document sponsored by Principal that obtained its latest determination letter on July 22, 2003, in which the Internal Revenue Service (“IRS”) stated that the Prototype Document, as then designed, was in compliance with the applicable requirements of the IRC. The Plan was restated on January 1, 2009 and it is the intent of Plan management to file for a determination letter in accordance with IRS submission guidance for individually designed plans. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.   Transactions with Parties-in-Interest

Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $1,202,049 and $1,002,489 of Papa John’s common stock at December 31, 2010 and 2009, respectively. During the years ended December 31, 2010 and 2009, the Plan had purchases of Papa John’s common stock of approximately $175,000 and $183,000 and sales of $158,000 and $192,000, respectively.

At December 31, 2010 and 2009, the Plan held units in various pooled separate accounts and a stable value fund of Principal, the Plan custodian. These transactions qualify as allowable party-in-interest transactions under the provisions of ERISA.

7.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Changes in Net Assets Available for Benefits.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8.   Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits from the Form 5500, “Annual Return/Report of Employee Benefit Plan” (“Form 5500”), which is filed with the Department of Labor, to the financial statements:

	December 31,
	2010	2009

Net assets available for benefits per Form 5500	$28,513,076	$24,497,034
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(41,182)	(13,243)
Net assets available for benefits per the financial statements	$28,471,894	$24,483,791

The following is a reconciliation of net income per the Form 5500 to net increase per the financial statements:

	December 31,
	2010	2009

Net income per the Form 5500	$4,016,043	$5,835,533
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(27,940)	(111,027)
Net increase per the financial statements	$3,988,103	$5,724,506

Schedule

Papa John's International, Inc. 401(k) Plan
Schedule of Assets (Held At End of Year)
Form 5500, Schedule H, Line 4i
EIN:  61-1203323, Plan Number:  001
December 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held or Rate of Interest	Current Value
Common stock:
*Papa John’s International, Inc.	Common Stock	43,395 shares	$1,202,049
Mutual funds:
American Funds Service Company	Growth Fund of America	69,555 shares	2,085,265
American Century Investments	American Century Diversified Bond A Fund	100,867 shares	1,085,326
Invesco AIM	Small Cap Growth R Fund	13,642 shares	379,657
Columbia Management Advisors	Small Cap Value A Fund	25,445 shares	1,139,171
Eaton Vance Management	Large-Cap Value A Fund	25,563 shares	465,765
Franklin Advisors	US Government Securities A Fund	69,404 shares	469,170
Franklin Advisors	High Income A Fund	607,573 shares	1,215,146
			6,839,500
Pooled separate accounts:
*Principal Life Insurance Company	Principal Capital Appreciation Separate Account	276,965 shares	3,921,948
*Principal Life Insurance Company	Principal Mid-Cap Growth Separate Account	85,826 shares	1,977,387
*Principal Life Insurance Company	Principal Diversified International Separate Account	29,865 shares	1,731,646
*Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	173,047 shares	2,799,379
*Principal Life Insurance Company	Principal LifeTime 2010 Separate Account	34,275 shares	540,783
*Principal Life Insurance Company	Principal International Emerging Markets Separate Account	14,701 shares	854,731
*Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	84,572 shares	1,386,840
*Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	85,478 shares	1,384,967
*Principal Life Insurance Company	Principal Mid-Cap S&P 400 Index Separate Account	19,231 shares	482,297
*Principal Life Insurance Company	Principal Large-Cap S&P 500 Index Separate Account	8,383 shares	435,922
*Principal Life Insurance Company	Principal Small-Cap S&P 600 Index Separate Account	11,631 shares	290,847
*Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	48,775 shares	759,353
*Principal Life Insurance Company	Principal Mid-Cap Value I Separate Account	17,547 shares	647,018
*Principal Life Insurance Company	Principal LifeTime Strategic Income Separate Account	5,388 shares	82,232
			17,295,350
Common collective trust:
*Union Bond & Trust Company	Principal Stable Value Fund	116,647 shares	2,057,479

Participant Loans		4.25% to 9.25% per annum	1,118,698
			$28,513,076
*Represents party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 24, 2011	/s/ Lance F. Tucker
Lance F. Tucker
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm